                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2008
                    -----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    -----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on March 31, 2008.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated: March 31, 2008
                                                By: /s/ Yaron Levy
                                                ------------------
                                                Yaron Levy
                                                Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

         G. WILLI-FOOD REPORTS 30% INCREASE IN REVENUES FOR FISCAL 2007

    - ACQUIRED ON 2008 A DANISH DISTRIBUTOR AND U.S. DAIRY IMPORT LICENSE AS
                    PART OF INTERNATIONAL EXPANSION EFFORTS;
         NEW VERTICAL MARKET ESTABLISHED THROUGH ACQUISITION ON 2008 OF
                  MEDITERRANEAN SALAD MANUFACTURER IN ISRAEL -

YAVNE, ISRAEL - MARCH 31, 2008 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILC)
(the "COMPANY" or "WILLI Food"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced its audited financial results for the fiscal year ended December 31, 2007.

HIGHLIGHTS

     o    30% increase in fiscal 2007 revenues over revenues in 2006

     o    Expanded Scope of Baron Joint Venture

     o    Ongoing Development of Laish Israeli to Serve as US Platform

     o    Acquired in 2008 Cheese Distributor in Denmark With U.S. Dairy Import
          License

     o    Acquired in 2008 Mediterranean Salad Manufacturer Based in Israel

Revenues for the year ended December 31, 2007 increased 30% to NIS 249.7 million
(US$64.9 million) compared to NIS 191.5 million (US$49.8 million) in 2006. This increase was driven primarily by our Baron joint venture and Laish Israeli as well as growth in Willi Food's organic business in the home market of Israel .
Gross profit for the year increased 6% to NIS 50.9 million (US$13.2 million)
compared to NIS 47.9 million (US$12.4 million) in the prior year. Fiscal 2007 gross margins declined to 20% compared to 25% in 2006 due in part to a steep rise in raw food prices and to a lesser extent, an impairment charge in the amount of NIS 3.2 millions ($0.8 millions) for expired and unsaleable Laish inventory, most of which was acquired from the previous owner of Laish in
January 2007.

Mr. Zwi Williger, President and COO of Willi Food commented, "Fiscal 2007 has been a very challenging year for Willi Food. A combination of steep price increases in agricultural commodities, short supply of agricultural commodities and increased demand of agricultural commodities have negatively impacted the food industry. In light of this fact, Willi Food has taken the appropriate measures to position the Company for a stronger fiscal 2008 while the prices for global agricultural commodity throughout the remainder of the year. "

2007 operating income declined 65% to NIS 4.4 million (US$1.2 million) from NIS
12.6 million (US$3.3 million) reported last year. Sales and marketing expenses for the year increased to NIS 24.4 million (US$6.3 million), or 10% of sales, from NIS 21.1 million (US$5.5 million), or 11% of sales for 2006. Selling expenses were mainly kept in control despite Willi Food being a larger company than the prior year. The decline in operating income was partially attributable to a one-time impairment charge in the fourth quarter in the amount of NIS 2.2 milions ($0.5 milions) regarding an unrecoverable accounts receivables adjustment and impairment of goodwill in the amount of NIS 3 millions ($0.7 millions) at Laish.

2007 income before taxes declined to NIS 6.8 million (US$1.8 million) compared to NIS 35.8 million (US$9.3 million) recorded in 2006. Income after taxes and before minority interest for the year declined to NIS 4.3 million (US$1.1 million) compared to NIS 30.4 million (US$7.9 million) for the prior year. Net income for 2007 declined to NIS 2 million (US$0.5 million), or NIS 0.19
(US$0.05) per share compared to net income of NIS 28.6 million (US$7.4 million), or NIS 3.17 (US$0.82) per share, recorded in 2006. The impairment charge was taken by the Company in the fourth quarter of fiscal 2007 after completing a comprehensive audit of its new U.S. distribution center and includes, among others, the charge for unrecoverable accounts receivables adjustment and the charge for expired and unsaleble inventory referred to above.

The Company's Gold Frost subsidiary reported a 20% increase in revenues for 2007
- US$12.9 million as compared with last year. The subsidiary's net profit decreased by 32% to US$1.6 million as compared with last year's net profit. Gold
Frost's gross margins decreased to 34% as compared with the previous year due to global increases in the costs of raw dairy products. Gold Frost's income before tax decreased by 44% to $2.0 million from $3.5 million reported last year.
Operating expenses for the year increased by 7.4% to $2.5 million from US$2.4 million in 2006. Gold Frost's strategy continues to be broadening the variety of branded kosher products and targeting them at health conscious consumers worldwide. Recently, Willi-Food purchased an additional 14% of Gold Frost in the market (now approximately 90% total ownership), reflecting the Company's confidence in the future of its Gold Frost subsidiary.

Willi Food ended the year with NIS 86.9 million (US$22.6 million) in cash, cash equivalents and marketable securities and minimal debt.

Zwi Williger noted, "Our Gold Frost subsidiary was particular affected by the inflationary pricing for raw dairy. The rapid increase and volatile pricing throughout the year was due to weather related problems, reduced milk production, and cessation of EU dairy export subsidies while at the same time consumption and demand for dairy increased in growing emerging markets."

Mr. Williger continued, "While the outlook for dairy in 2008 remains uncertain, we continue to monitor the situation closely. In the meantime, Willi Food has taken measures to leverage its expanded infrastructure through smart acquisitions, setting the stage for future growth. In fiscal 2007, Willi Food announced several acquisitions. These core acquisitions are expected to help
Willi Food broaden its reach internationally in addition to entering an entirely new vertical market that capitalizes on one of the most recent trends in health and snack foods."

In January 2007, Willi Food acquired the operations and assets of Laish Israeli
Food Products Ltd., a U.S. importer and distributor of kosher food products. The goal has been to layer Willi Food branded products into Laish's existing distribution channel while eliminating redundant and unprofitable items in
Laish's lineup. Serving as the platform for Willi Food's brand launch, roughly
10% of Laish's inventory, or over 100 items, are now "Willi Food" branded products. The restructuring of Laish is ongoing, and it is our intention to layer in the majority of Willi Food's remaining 300-400 branded products over the next 18-24 months.

With regard to the Baron Family joint venture, Willi Food has been successfully able to significantly increase the revenues of this joint venture. It is Willi
Food's intention to continue its strategy to opportunistically layer, intermix and sell Baron and Willi Food products to customers of Baron and Willi Food, while expanding the number of items and geographical reach of these products.

In October 2007, the Company's 90% owned Gold Frost Ltd. subsidiary signed a binding letter of intent to purchase a majority interest from the owners of a dairy distributor in Denmark (the "Distributor"). In the first quarter of 2008,
Gold Frost held a 51% interest in the Distributor, and the former owners of the
Distributor holds the remaining interest. The Company expects revenue recognition of the Distributor to commence in the first quarter of fiscal 2008.
The most significant aspect of this transaction is the fact that the Distributor has a US dairy import license. The Company recently announced that it expects to execute its first purchase order to the US in the first quarter of fiscal 2008.

In November 2007, Willi Food announced its intention to purchase Shamir Salads, an Israeli manufacturer and distributor of pre-packaged chilled kosher
Mediterranean dips and spreads in Israel and abroad. The acquisition subsequently closed in the first quarter of fiscal 2008. The Company expects to consolidate the results of Shamir Salads. The Company is also seeking potential opportunities to build a manufacturing plant for these products in the US.

"We anticipate that these acquisitions will propel Willi-Food's ability to expand its global market share," said Mr. Williger. "We have already executed our first US dairy purchase order in the first quarter of 2008 through the acquisition of a Danish cheese distibuter which holds a US import license. It is our intention to expand our chilled and frozen line of dairy products globally when the price for raw materials stabilize and the market accepts the new prices for dairy goods. We continue to seek smart acquisitions in strategic countries."

"We expect 2008 to be an improved year for Willi-Food with profitability,"
concluded Mr. Williger. "We are operating a much larger company compared to a year ago, and we hope to continue on our accelerated path of revenue growth. We strongly believe in our business model and know that we have the right management team to achieve our goals of expanding the Willi-Food brand internationally. Recently, Willi Investments purchased an additional 4% of G.
Willi-Food International and G. Willi-Food International purachsed an additional
14% stake in Gold Frost reflecting management's confidence in the future of the
Willi Food organization and the value in the Companies current share prices."

The Company will host a conference call to discuss fourth quarter and full year results on March 31, at 9:00 AM EDT. Interested parties may participate in the conference call by dialing (877) 407-8035 (US), or (201) 689-8035
(International) 5-10 minutes prior to the start of the call. A replay of the conference call will be available from 5:00 PM EDT on March 31 through 11:59 PM
EDT on April 30, by dialing (877) 660-6853 (US), or (201) 612-7415
(International), and entering passcode #286 and conference ID# 280164 thereafter. A webcast link of the live and archived conference call will be available 5 minutes prior to the call by following this link:
Http://investor.shareholder.com/media/eventdetail.cfm?mediaid=30485&C
=WILC&mediakey=8180B97D3FD742874F7F0F01FB730043&E=0 (Note that you may have to copy and paste the link in its entirety to a new webpage on your browser for it to work.)

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
600 food products manufactured by some 120 top-tier suppliers throughout the world to more than 2,000 customers. Willi Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company also operated several subsidiaries: Gold Frost Ltd. subsidiary develops and distributes kosher chilled and frozen dairy food products internationally together with its Danish dairy distributor subsidiary; Laish
Israeli subsidiary and joint venture with the Baron Family engage in the global import, export and distribution of kosher products worldwide; Shamir Salads is a leading international distributor of pre-packaged Mediterranean foods. For more information, please visit the Company's website at www.willi-food.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995
relating to future events or our future performance, such as statements regarding trends, demand for our products and expected revenues, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: changes affecting currency exchange rates, including the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla
Foods, loss of one or more of our principal clients, increasing levels of competition in Israel and other markets in which we do business, increases in raw materials costs, including of raw dairy products, changes in economic conditions in Israel, including in particular economic conditions in the
Company's core markets, our inability to accurately predict consumption of our products and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for
the year ended December 31, 2006, filed with the Securities and Exchange
Commission. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.
We do not assume any obligation to update the forward-looking information contained in this press release.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on December 31, 2007: U.S. $1.00 equals
NIS 3.846. The translation was made solely for the convenience of the reader.

COMPANY CONTACT:
G. WILLI FOOD INTERNATIONAL LTD.
Yaron Levy, CFO
(+972) 8-932-1000
yaron@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                              DECEMBER 31,
                                                              -------------------------------------------
                                                               2 0 0 7          2 0 0 6        2 0 0 7 (*)
                                                              ----------       ----------      ----------
                                                                          NIS                  US DOLLARS
                                                              ---------------------------      ----------
                                                                             (IN THOUSANDS)
                                                              -------------------------------------------

ASSETS
CURRENT ASSETS

    Cash and cash equivalents                                     61,649           91,398          16,029
    Marketable securities                                         31,267           13,945           8,130
    Trade accounts receivable                                     63,728           48,163          16,570
    Receivables and other current assets                           4,630            4,499           1,204
    Inventories                                                   29,166           19,101           7,583
                                                              ----------       ----------      ----------
       Total current assets                                      190,440          177,106          49,516
                                                              ----------       ----------      ----------

FIXED ASSETS
    Cost                                                          55,621           49,213          14,462
    Less: accumulated depreciation and amortization                8,666            6,442           2,253
                                                              ----------       ----------      ----------
                                                                  46,955           42,771          12,209
                                                              ----------       ----------      ----------

OTHER ASSETS, NET                                                  2,221               94             577
                                                              ==========       ==========      ==========
                                                                 239,616          219,971          62,302
                                                              ==========       ==========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES

    Short-term bank credit                                         5,978                -           1,554
    Trade accounts payable                                        33,961           20,137           8,830
    Due to related parties                                         3,945            5,677           1,026
    Payables and other current liabilities                         3,367            6,969             875
                                                              ----------       ----------      ----------
       Total current liabilities                                  47,251           32,783          12,285
                                                              ----------       ----------      ----------

    Accrued severance pay, net                                       460              347             120
                                                              ----------       ----------      ----------

COMMITMENTS AND CONTINGENT LIABILITIES

WARRANTS TO ISSUE SHARES OF SUBSIDIARY                                 -              348               -
                                                              ----------       ----------      ----------

MINORITY INTEREST                                                 18,613           14,754           4,840
                                                              ----------       ----------      ----------

SHAREHOLDERS' EQUITY
    Share capital:
       Ordinary shares NIS 0.10 par value
       (authorized - 50,000,000 shares
        and outstanding - 10,267,893 shares at December
       31, 2007; 10,267,893 shares at December 31, 2006)           1,113            1,113             289
      Foreign currency translation adjustment                       (414)               -            (108)
      Additional paid-in capital                                  61,350           61,350          15,952
       Retained earnings                                         111,243          109,276          28,924
                                                              ----------       ----------      ----------
                                                                 173,292          171,739          45,057
                                                              ==========       ==========      ==========
                                                                 239,616          219,971          62,302
                                                              ==========       ==========      ==========

(*)  Convenience translation into U.S. dollars.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  YEAR ENDED DECEMBER 31,
                                   ----------------------------------------------------
                                     2 0 0 7      2 0 0 6        2 0 0 5     2 0 0 7 (*)
                                   ----------    ----------    ----------    ----------
                                                    NIS                      US DOLLARS
                                   --------------------------------------    ----------
                                           (IN THOUSANDS, EXCEPT FOR SHARE DATA)
                                   ----------------------------------------------------

Sales                                249,693       191,460       166,282        64,923
Cost of sales                        198,827       143,581       128,215        51,697
                                  ----------    ----------    ----------    ----------

   GROSS PROFIT                       50,866        47,879        38,067        13,226
                                  ----------    ----------    ----------    ----------

Operating expenses:

   Sales and marketing                24,404        21,100        15,771         6,345
  General and administrative          18,963        14,151        13,544         4,931
  Impairment of Goodwill               3,054             -             -           794
                                  ----------    ----------    ----------    ----------
      Total operating expenses        46,421        35,251        29,315        12,070
                                  ==========    ==========    ==========    ==========

   OPERATING INCOME                    4,445        12,628         8,752         1,156

Financing income, net                  1,856         4,925         2,501           482
Other income, net                        470        18,248            35           122
                                  ----------    ----------    ----------    ----------

   INCOME BEFORE INCOME TAXES          6,771        35,801        11,288         1,760

Income taxes                           2,517         5,379         3,567           654
                                  ----------    ----------    ----------    ----------

Income after taxes on income           4,254        30,422         7,721         1,106
Minority interest                      2,287         1,807             -           595
                                  ----------    ----------    ----------    ----------

   NET INCOME                          1,967        28,615         7,721           511
                                  ==========    ==========    ==========    ==========

EARNINGS PER SHARE (EPS)

  Basic                                 0.19          3.17           0.9          0.05
                                  ==========    ==========    ==========    ==========

  Diluted                               0.19          3.12           0.9          0.05
                                  ==========    ==========    ==========    ==========
  Shares used in computation
    of basic and diluted EPS      10,267,893     9,028,223     8,615,000    10,267,893
                                  ==========    ==========    ==========    ==========

(*)  Convenience translation into U.S. dollars.